

March 26, 2009

Via U.S. Mail and Facsimile (626-683-4048)

James S. Marlen
Director, Chairman of the Board and Chief Executive Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re: Ameron International Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed January 29, 2009**
> **File No. 1-9102**

Dear Mr. Marlen:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on pages 28 and 57 that OFAC requested information regarding transactions involving Iran. Please describe to us the transactions the request relates to, including whether they were transactions by you, your subsidiaries, joint ventures, joint venture partners or other entities.

2. We note that the free CD-Rom Dualoy Fuelhandling order form on your website, listing contact information for Ameron B.V. in the Netherlands, includes a country dropdown menu that includes Cuba, Iran, Syria and Sudan. Each of these countries is identified by the State Department as a state sponsor of terrorism, and

James S. Marlen
Ameron International Corporation
March 26, 2009
Page 2

is subject to U.S. economic sanctions and export controls. Please tell us whether you provide the CD-Roms, containing your product catalog, to persons in these countries, and whether you sell into the countries.

3. In addition, we note a job posting website that includes an Ameron subsidiary employee resume detailing positions held thru "Present" that include providing Ameron services and products in Syria and Iran, and another job posting website that advertises a job selling Ameron high performance coatings in Iran. Please describe to us any direct and indirect contacts with Cuba, Iran, Syria and Sudan since your letters to us of May 21, 2008 and June 26, 2008, including contacts through subsidiaries, joint ventures, distributors, or other indirect arrangements.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance